Exhibit 99.27

Rio Tinto plc

Block listing

21 March 2018

Rio Tinto plc (the “Company”) has made an application for admission to listing on the Official List of the UK Listing Authority and to trading on the Main Market of the London Stock Exchange of up to 100,000 ordinary shares of 10 pence each in the Company (the "shares").

The shares will be issued pursuant to the Company's Global Employee Share Plan and will rank pari passu with the Company’s existing issued ordinary shares.

It is expected that admission will be effective for the shares on 22 March 2018.

LEI: 213800YOEO5OQ72G2R82

Classification: 3.1 Additional regulated information required to be disclosed under the laws of a Member State

Steve Allen Group Company Secretary
Rio Tinto plc 6 St James’s Square London SW1Y 4AD United Kingdom T +44 20 7781 2058 Registered in England No. 719885